Exhibit 99.1

RUBICON MINERALS CORPORATION
TREASURY OFFERING OF UNITS	February 19, 2014

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ISSUER:	Rubicon Minerals Corporation

AMOUNT:	C$100,130,000

ISSUE:	64,600,000 units (“Units”)

ISSUE PRICE:	C$1.55 per Unit

UNITS:	Each Unit consists of one common share of the Issuer (a “Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

COMMON SHARE PURCHASE WARRANTS:	Each whole Warrant will entitle the holder to acquire one Share from the Company at a price of C$2.00 per Share for a period of 12 months following Closing.

OVER-ALLOTMENT OPTION:

The Underwriters will have an option to purchase up to an additional 15% of the Issue (which may be comprised of the acquisition of additional Units, Shares and/or Warrants) at the Issue Price to cover over-allotments, exercisable in whole or in part at any time until 30 days after Closing.  The aggregate number of additional Shares and Warrants to be issued under the Over-Allotment Option shall not exceed 9,690,000 Shares and 4,845,000 Warrants.

USE OF PROCEEDS:	The net proceeds of the offering will be used by the Issuer to further develop the Phoenix Gold Project.

LISTING:

The Shares trade on the Toronto Stock Exchange under the symbol “RMX” and the NYSE MKT under the symbol “RBY”.  In addition, an application will be made to list the Warrants issued pursuant to this transaction on the Toronto Stock Exchange.

FORM OF OFFERING:	Public offering in all provinces of Canada by way of a short form prospectus and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System.

FORM OF UNDERWRITING:	Bought deal, subject to a mutually acceptable underwriting agreement containing “disaster out”, “material adverse change out” and “breach out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs, DPSPs and RDSPs.

RUBICON MINERALS CORPORATION
TREASURY OFFERING OF UNITS	February 19, 2014

UNDERWRITING FEE:	5.0%

CLOSING:	March 12, 2014

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System. A registration statement on Form F-10 relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or you may request it from TD Securities (USA) LLC in the U.S. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019.